UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the quarter ended September 30, 2017. This Report is hereby incorporated by reference into: the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 3, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), the Registration Statement of Seaspan Corporation filed with the SEC on May 23, 2016 on Form F-3 (Registration No. 333-211545), as amended on March 3, 2017, March 7, 2017 and April 19, 2017, the Registration Statement of Seaspan Corporation filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230) and the Registration Statement of Seaspan Corporation filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 2, 2017	By:	/s/ David Spivak
David Spivak
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION
REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2017

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries which provide us with all of our technical, administrative and strategic services.

References to shipbuilders are as follows:

Shipbuilder	Reference
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL Inc.	HHIC

ii

References to customers are as follows:

Customer	Reference
ANL Singapore Pte. Ltd.(1)	ANL
CMA CGM S.A.	CMA CGM
Cheng Lie Navigation Co., Ltd.(1)	CNC
China Shipping Container Lines (Asia) Co., Ltd.(2)(3)	CSCL Asia
COSCO Shipping Lines Co., Ltd.(3)(4)	COSCON
COSCO (Cayman) Mercury Co., Ltd.(5)	COSCO Mercury
New Golden Sea Pte. Ltd. (5)	COSCO New Golden Sea
Hapag-Lloyd AG	Hapag-Lloyd
Kawasaki Kisen Kaisha Ltd.(6)	K-Line
Maersk Line A/S(7)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.(6)	MOL
Seago Line A/S	Seago
Simatech Marine S.A.	Simatech
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

_____________________

(1)	A subsidiary of CMA CGM.
(2)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(3)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(4)	A subsidiary of China COSCO Holdings Company Limited.
(5)	A subsidiary of COSCON.
(6)

On October 31, 2016, MOL, K-Line and Nippon Yusen Kabushiki Kaisha announced they will integrate their container shipping businesses under a new joint venture company. This is expected to be effective in April 2018.

(7)	A subsidiary of A.P. Moeller Maersk A/S.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 6, 2017, or our 2016 Annual Report.  Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	September 30,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$308,927	$367,901
Short-term investments	104	411
Accounts receivable (note 2)	18,718	30,793
Loans to affiliate (note 2)	36,100	62,414
Prepaid expenses and other	42,805	37,252
Gross investment in lease (note 3)	26,609	—
Vessels held for sale (note 4)	11,039	—
Fair value of financial instruments (note 16)	—	11,338
	444,302	510,109
Vessels (note 4)	4,570,333	4,883,849
Deferred charges (note 5)	62,603	68,099
Gross investment in lease (note 3)	521,031	—
Goodwill	75,321	75,321
Other assets	139,829	120,451
	$5,813,419	$5,657,829
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$57,661	$62,157
Current portion of deferred revenue (note 6)	48,561	28,179
Current portion of long-term debt (note 7)	203,164	314,817
Current portion of long-term obligations under capital lease (note 8)	40,323	27,824
Current portion of other long-term liabilities (note 9)	23,638	21,115
Fair value of financial instruments (note 16)	—	30,752
	373,347	484,844
Deferred revenue (note 6)	248,707	1,528
Long-term debt (note 7)	2,360,069	2,569,697
Long-term obligations under capital lease (note 8)	564,664	459,395
Other long-term liabilities (note 9)	206,272	195,104
Fair value of financial instruments (note 16)	193,294	200,012
Shareholders’ equity:
Share capital (note 10):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 32,751,629 shares issued and outstanding (2016 – 32,751,629)	—	—
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 123,772,324 shares issued and outstanding (2016 – 105,722,646)	1,566	1,385
Treasury shares	(377)	(367)
Additional paid in capital	2,697,915	2,580,274
Deficit	(807,970)	(807,496)
Accumulated other comprehensive loss	(24,068)	(26,547)
	1,867,066	1,747,249
	$5,813,419	$5,657,829

Commitments and contingencies (note 14)

Subsequent events (note 17)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue	$211,013	$224,875	$616,943	$664,712
Operating expenses:
Ship operating	45,378	48,590	135,808	145,430
Cost of services, supervision fees	650	2,600	650	7,800
Depreciation and amortization	49,835	52,701	149,579	166,053
General and administrative	14,034	8,094	29,009	24,951
Operating leases (note 9)	30,332	23,817	84,990	59,330
Expenses related to customer bankruptcy	—	18,883	1,013	18,883
(Gain) loss on disposals (note 4)	(6,606)	16,487	(6,606)	16,487
Vessel impairments	—	202,775	—	202,775
	133,623	373,947	394,443	641,709
Operating earnings (loss)	77,390	(149,072)	222,500	23,003
Other expenses (income):
Interest expense and amortization of deferred financing fees	28,332	29,952	85,061	90,190
Interest income	(1,080)	(1,231)	(3,445)	(7,076)
Undrawn credit facility fees	584	810	1,849	1,963
Refinancing expenses	—	1,190	—	1,962
Change in fair value of financial instruments (note 16)	2,444	(684)	19,471	75,081
Equity (income) loss on investment	(1,510)	4,562	(4,039)	594
Other expenses (note 2)	243	363	6,919	770
	29,013	34,962	105,816	163,484
Net earnings (loss)	$48,377	$(184,034)	$116,684	$(140,481)
Earnings (loss) per share (note 11):
Class A common share, basic	$0.27	$(1.86)	$0.60	$(1.77)
Class A common share, diluted	0.26	(1.86)	0.60	(1.77)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Net earnings (loss)	$48,377	$(184,034)	$116,684	$(140,481)
Other comprehensive income:
Amounts reclassified to net earnings (loss) during the period relating to cash flow hedging instruments (note 16 (c))	342	1,414	2,479	3,522
Comprehensive income (loss)	$48,719	$(182,620)	$119,163	$(136,959)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2017 and year ended December 31, 2016

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015	98,622,160	13,321,774	4,981,029	5,370,600	—	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net loss	—	—	—	—	—	—	—	—	—	—	—	(139,039)	—	(139,039)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	4,373	4,373
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	7,800,000	—	—	78	—	194,466	—	—	194,544
Series H preferred shares issued	—	—	—	—	—	—	9,000,000	—	90	—	224,910	—	—	225,000
Class A common shares issued	6,770,408	—	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	—	(21,797)	—	—	(21,797)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(152,915)	—	(152,915)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(53,630)	—	(53,630)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	286,009	—	—	—	—	—	—	3	—	—	4,356	—	—	4,359
Share-based compensation expense (note 12): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	164,235	—	—	—	—	—	—	2	—	—	6,226	—	—	6,228
Other share-based compensation	446,643	—	—	—	—	—	—	4	—	—	7,139	(1,371)	—	5,772
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	—	(133)	—	(332,941)	—	—	(333,074)
Treasury shares	(2,539)	—	—	—	—	—	—	—	—	(11)	—	—	—	(11)
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Nine months ended September 30, 2017 and year ended December 31, 2016

	Number of												Accumulated
	common	Number of									Additional		other	Total
	shares	preferred shares						Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	Series H	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2016, carried forward	105,722,646	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,057	$328	$(367)	$2,580,274	$(807,496)	$(26,547)	$1,747,249
Net earnings	—	—	—	—	—	—	—	—	—	—	—	116,684	—	116,684
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	2,479	2,479
Class A common shares issued	12,800,000	—	—	—	—	—	—	128	—	—	80,825	—	—	80,953
Fees and expenses in connection with issuance of common shares	—	—	—	—	—	—	—	—	—	—	(1,585)	—	—	(1,585)
Dividends on Class A common shares	—	—	—	—	—	—	—	—	—	—	—	(68,137)	—	(68,137)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	—	(48,313)	—	(48,313)
Shares issued through dividend reinvestment program	2,270,621	—	—	—	—	—	—	23	—	—	14,703	—	—	14,726
Share-based compensation expense (note 12): Restricted Class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	1,247,258	—	—	—	—	—	—	13	—	—	12,189	—	—	12,202
Other share-based compensation	1,733,858	—	—	—	—	—	—	17	—	—	11,509	(708)	—	10,818
Treasury shares	(2,059)	—	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Balance, September 30, 2017	123,772,324	—	4,981,029	5,370,600	5,600,000	7,800,000	9,000,000	$1,238	$328	$(377)	$2,697,915	$(807,970)	$(24,068)	$1,867,066

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash from (used in):
Operating activities:
Net earnings (loss)	$48,377	$(184,034)	$116,684	$(140,481)
Items not involving cash:
Depreciation and amortization	49,835	52,701	149,579	166,053
Share-based compensation (note 12)	8,507	1,986	12,377	4,404
Amortization of deferred financing fees	2,605	3,385	8,818	9,751
Amounts reclassified from other comprehensive loss to interest expense	144	1,166	1,824	2,761
Unrealized change in fair value of financial instruments	(11,483)	(20,921)	(24,668)	9,429
Equity (income) loss on investment	(1,510)	4,562	(4,039)	594
Refinancing expenses	—	905	—	1,677
Operating leases	(5,911)	(5,472)	(16,678)	(13,788)
Vessel impairments	—	202,775	—	202,775
Expenses related to customer bankruptcy	—	18,883	—	18,883
(Gain) loss on disposals	(6,606)	16,487	(6,606)	16,487
Other	107	7	6,574	51
Changes in assets and liabilities:
Accounts receivable	130	(10,889)	9,334	(18,062)
Lease receivable	996	5,336	996	15,892
Prepaid expenses and other	(2,481)	(3,744)	(8,821)	339
Other assets and deferred charges	(2,494)	(2,836)	(4,030)	(18,201)
Accounts payable and accrued liabilities	4,077	4,291	(2,203)	(3,619)
Deferred revenue	11,248	9,944	(1,808)	5,173
Fair value of financial instruments	(490)	(27,616)	(3,065)	(27,616)
Cash from operating activities	95,051	66,916	234,268	232,502
Financing activities:
Common shares issued, net of issuance costs	22,102	—	79,368	96,034
Preferred shares issued, net of issuance costs	—	294,073	—	541,736
Draws on credit facilities	—	—	—	220,485
Repayment of credit facilities	(98,295)	(212,144)	(269,452)	(503,260)
Draws on obligations under capital lease	136,331	99,600	136,331	180,750
Repayment of long-term obligations under capital lease	(6,619)	(6,225)	(19,492)	(18,408)
Common shares repurchased, including related expenses	—	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13)	—	(333,074)
Senior unsecured notes repurchased, including related expenses	—	—	(3,122)	—
Financing fees	(858)	(1,550)	(3,172)	(12,568)
Dividends on common shares	(7,701)	(38,284)	(53,411)	(109,347)
Dividends on preferred shares	(16,104)	(8,371)	(48,313)	(38,524)
Net proceeds from sale-leaseback of vessel	—	100,000	90,753	354,000
Cash from (used in) financing activities	28,856	227,086	(90,510)	369,555
Investing activities:
Expenditures for vessels	(139,364)	(106,755)	(235,725)	(322,291)
Short-term investments	(1)	24	307	1,074
Net proceeds from vessel disposal	18,338	5,843	18,338	5,843
Restricted cash	395	—	(5,404)	(201)
Loans to affiliate	(546)	(978)	(2,131)	(17,198)
Repayments of loans to affiliate	546	—	21,779	54,306
Other assets	60	(317)	104	(634)
Cash used in investing activities	(120,572)	(102,183)	(202,732)	(279,101)
Increase (decrease) in cash and cash equivalents	3,335	191,819	(58,974)	322,956
Cash and cash equivalents, beginning of period	305,592	346,657	367,901	215,520
Cash and cash equivalents, end of period	$308,927	$538,476	$308,927	$538,476

Supplemental cash flow information (note 13)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:
(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (the “Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2016 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2016 annual consolidated financial statements filed with the U.S. Securities and Exchange Commission in the Company’s 2016 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

(b)	Recent accounting developments:

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-12 (“ASU 2017-12”), “Targeted Improvements to Accounting for Hedging Activities”.   ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and requires companies to present all of the elements of hedge accounting that affect earnings in the same income statement line as the hedged item.  The new standard also permits hedge accounting for strategies for which hedge accounting is not permitted today and includes new alternatives for measuring the hedged item for fair value hedges of interest rate risk.  The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

2.	Related party transactions:
(a)

At September 30, 2017, the Company had $36,100,000 (December 31, 2016 – $62,414,000) due from Greater China Intermodal Investments LLC (“GCI”), its equity investee, recorded as loans to affiliate. This amount includes the following:

•

The Company had $36,100,000 (December 31, 2016 – $57,266,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to shipbuilding contracts acquired by GCI pursuant to a previously applicable right of first refusal. These loans bear interest at 6% per annum (2016 – 5% to 6% per annum). The Company may request repayment of these loans with 45 days’ notice.

•	There was no interest receivable on these amounts (December 31, 2016 – $5,148,000).

The Company also had no amounts (December 31, 2016 – $6,385,000) due from GCI included in accounts receivable and $2,803,000 (December 31, 2016 – $2,780,000) due to GCI included in accounts payable and accrued liabilities.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.Related party transactions (continued):

The Company also had $313,000 (December 31, 2016 – $655,000) due from other related parties included in accounts receivable and no amounts (December 31, 2016 - $1,395,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Fees incurred:
Arrangement fees	$—	$1,600	$1,872	$7,598
Transaction fees	551	1,278	1,605	4,890
Income earned:
Interest income	546	978	2,131	6,614
Management fees	1,154	1,073	3,293	3,221
Supervision fees	650	2,600	650	7,800

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors (and a former director) or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by a former director in connection with services associated with debt or lease financings and were generally recorded as deferred financing fees and amortized over the term of the related debt or lease. The former director resigned from the board of directors in April 2017 and the agreement governing the arrangement fees was terminated.  Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017.  In addition, the Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels. In April 2017 the chief executive officer’s employment agreement was amended to eliminate transaction fees on future newbuild contracts and purchase or sale contracts entered into after April 9, 2017.

Arrangement fees and transaction fees were generally paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares.  In April 2017, it was agreed that all transaction fees will be paid 100% in the Company’s common shares (note 12(b)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Gross investment in lease:

	September 30,	December 31,
	2017	2016
Gross investment in lease	$547,640	$—
Current portion	(26,609)	—
	$521,031	$—

In April 2015, the Company entered into an agreement with MSC Mediterranean Shipping Company S.A. (“MSC”) to bareboat charter five 11000 TEU vessels for a 17-year term, beginning from the vessel delivery dates. Pursuant to the Company’s right of first refusal agreement with GCI, the Company retained three of the vessels and GCI acquired the remaining two vessels. In June 2016, two of the five 11000 TEU vessels and associated bareboat charter contracts were acquired by the Company from GCI. At the end of each 17-year bareboat charter term, MSC has agreed to purchase the vessels for $32,000,000 each. Each transaction is considered a direct financing lease and accounted for as a disposition of vessels upon delivery of each vessel.

In August and September 2017, three of the 11000 TEU vessels delivered and commenced their 17-year bareboat charters. The Company recorded a gross investment in lease of $548,636,000, relating to delivery of three vessels, $269,369,000 as deferred revenue and removed the net book value of the vessels of $279,267,000, relating to the direct financing lease.

4.	Vessels:

		Accumulated	Net book
September 30, 2017	Cost	depreciation	value
Vessels	$6,114,739	$1,681,048	$4,433,691
Vessels under construction	136,642	—	136,642
Vessels	$6,251,381	$1,681,048	$4,570,333

		Accumulated	Net book
December 31, 2016	Cost	depreciation	value
Vessels	$6,126,220	$1,548,553	$4,577,667
Vessels under construction	306,182	—	306,182
Vessels	$6,432,402	$1,548,553	$4,883,849

During the three and nine months ended September 30, 2017, the Company capitalized interest costs of $2,622,000 and $8,408,000, respectively, (September 30, 2016 - $2,335,000 and $5,384,000) to vessels under construction.

In August 2017, the Company entered into vessel sale agreements for four 4250 TEU vessels, the Seaspan Alps, Seaspan Grouse, Seaspan Kenya and Seaspan Mourne, for gross proceeds of approximately $37,000,000.  In August and September 2017, the Company closed on the sale of the Seaspan Alps and Seaspan Kenya, which resulted in a gain on disposition of $6,606,000.

The remaining two vessel sales are expected to close during the fourth quarter of 2017.  At September 30, 2017, the net book value of these two vessels included in vessels held for sale is $11,039,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.	Deferred charges:

		Financing
	Dry-docking	fees	Total
December 31, 2016	$49,037	$19,062	$68,099
Cost incurred	3,082	2,208	5,290
Amortization expensed	(9,558)	(1,228)	(10,786)
September 30, 2017	$42,561	$20,042	$62,603

6.	Deferred revenue:

	September 30,	December 31,
	2017	2016
Deferred revenue on time charters	$26,291	$26,879
Deferred interest on lease receivable	268,637	—
Other deferred revenue	2,340	2,828
Deferred revenue	297,268	29,707
Current portion	(48,561)	(28,179)
Deferred revenue	$248,707	$1,528

7.	Long-term debt:

	September 30,	December 31,
	2017	2016
Long-term debt:
Revolving credit facilities	$876,883	$958,304
Term loan credit facilities	1,358,808	1,600,085
Senior unsecured notes	341,878	345,000
Deferred financing fees	(14,336)	(18,875)
Long-term debt	2,563,233	2,884,514
Current portion	(203,164)	(314,817)
Long-term debt	$2,360,069	$2,569,697

In March 2017, the Company entered into a repurchase plan for up to $10,000,000 of its senior unsecured notes which mature in April 2019.  During the three and nine months ended September 30, 2017, the Company repurchased nil and 124,885 senior unsecured notes, which are issued in denominations of $25 per note, for approximately nil and $3,122,000, respectively.

In April 2017, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $120,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility includes features providing for an increase in commitments by up to $30,000,000, enabling a total facility of up to $150,000,000.

At September 30, 2017, the one month average LIBOR was 1.2% (December 31, 2016 – 0.8%) and the margins ranged between 0.5% and 1.4% (December 31, 2016 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 1.8% at September 30, 2017 (December 31, 2016 – 1.4%). Interest payments are made monthly.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Long-term debt (continued):

At September 30, 2017, the one month, three month and six month average LIBOR was 1.2%, 1.3% and 1.5%, respectively (December 31, 2016 – 0.8%, 1.0% and 1.2%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2016 – 0.4% and 4.8%) for term loan credit facilities.

For certain of the Company’s term loan credit facilities with a total principal outstanding of $81,481,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.5% at September 30, 2017 (December 31, 2016 – 3.2%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The security for each of these credit facilities, except for unsecured loans, are consistent with those described in note 10(d) of the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2016.

For one of the Company’s term loan credit facilities, the Company initially obtained a waiver from the lender extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. The Company had determined that it was not probable that it would be able to secure acceptable replacement charters by the fourth quarter of 2017 and, as a result, classified the entire outstanding balance of the loan as current at June 30, 2017. In September 2017, the Company received another waiver from the lender which extends the grace period for securing replacement charters to October 2020 and reclassified the long-term portion of the loan to long-term at September 30, 2017. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, the Company prepaid $7,700,000.

Each credit facility contains financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest coverage ratios, interest and principal coverage ratios, and debt-to-assets ratios, as defined. The Company is in compliance with these covenants at September 30, 2017.

8.	Long-term obligations under capital lease:

	September 30,	December 31,
	2017	2016
Long-term obligations under capital lease	$615,623	$498,784
Deferred financing fees	(10,636)	(11,565)
Long-term obligations under capital lease	604,987	487,219
Current portion	(40,323)	(27,824)
Long-term obligations under capital lease	$564,664	$459,395
9.	Other long-term liabilities:

	September 30,	December 31,
	2017	2016
Deferred gain on sale-leasebacks	$209,324	$194,322
Other	20,586	21,897
Other long-term liabilities	229,910	216,219
Current portion	(23,638)	(21,115)
Other long-term liabilities	$206,272	$195,104

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Other long-term liabilities (continued):

In May 2017, the Company entered into a sale-leaseback transaction with Asian special purpose companies, or SPCs, for one 14000 TEU vessel, the YM Wind, for gross proceeds of $144,000,000.  Under the transaction, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over a term of 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price.

The sale of this vessel resulted in a deferred gain totaling approximately $31,611,000 which is being recorded as a reduction of the related operating lease expense over the 12 year lease term.

10.	Share capital:

Common shares:

In March 2017, the Company entered into an equity distribution agreement with sales agents under which the Company may, from time to time, issue Class A common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $75,000,000 in gross sales proceeds. During the three months ended September 30, 2017, the Company issued 2,450,000  Class A common shares under the ATM offerings for gross proceeds of $16,370,000 and during the nine months ended September 30, 2017, the Company issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $74,953,000. The ATM offering during the three months ended September 30, 2017 completed the authorized issuances under the equity distribution agreement.

Preferred shares:

At September 30, 2017, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		September 30,	December 31,
Series	Authorized	Issued	2017	2016
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	—	—	—
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
F	20,000,000	5,600,000	140,000	140,000
G	15,000,000	7,800,000	195,000	195,000
H	15,000,000	9,000,000	225,000	225,000
R	1,000,000	—	—	—

In June 2017, the Company entered into a preferred share repurchase plan for up to $10,000,000 of its Series D, E, G and H preferred shares, which expires in December 2017. The Company did not make any repurchases during the three and nine months ended September 30, 2017.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Earnings per share (“EPS”):

	Three months ended September 30, 2017			Three months ended September 30, 2016
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings (loss)	$48,377			$(184,034)
Less preferred share dividends:
Series C	—			—
Series D	(2,475)			(2,475)
Series E	(2,768)			(2,769)
Series F	(2,433)			(2,433)
Series G	(3,998)			(3,014)
Series H	(4,430)			(2,412)
Basic EPS:
Earnings (loss) attributable to common shareholders	$32,273	121,752,000	$0.27	$(197,137)	106,000,000	$(1.86)
Effect of dilutive securities:
Share-based compensation	—	79,000		—
Diluted EPS(1):
Earnings (loss) attributable to common shareholders	$32,273	121,831,000	$0.26	$(197,137)	106,000,000	$(1.86)

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings (loss)	$116,684			$(140,481)
Less preferred share dividends:
Series C	—			(14,420)
Series D	(7,425)			(7,425)
Series E	(8,308)			(8,307)
Series F	(7,298)			(3,622)
Series G	(11,993)			(3,407)
Series H	(13,289)			(2,412)
Basic EPS:
Earnings (loss) attributable to common shareholders	$68,371	114,201,000	$0.60	$(180,074)	101,763,000	$(1.77)
Effect of dilutive securities:
Share-based compensation	—	59,000		—
Diluted EPS(1):
Earnings (loss) attributable to common shareholders	$68,371	114,260,000	$0.60	$(180,074)	101,763,000	$(1.77)

(1)

Shares of Class A common stock issuable upon the exercise of unexercised share-based compensation awards and or upon conversion of convertible Series F preferred shares are not included in the computation of diluted EPS when their effects are anti-dilutive.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the nine months ended September 30, 2017 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2016	56,861	$15.48	637,001	$14.55	2,438,197	$2.29	523,387	$16.71
Granted	107,270	8.97	90,000	6.85	—	—	88,293	5.93
Vested	(56,861)	15.48	—	—	—	—	(153,444)	14.67
Cancelled	(12,737)	9.53	—	—	(15,500)	3.40	(728)	14.73
September 30, 2017	94,533	$8.89	727,001	$13.60	2,422,697	$2.29	457,508	$15.31

In addition, 786,147 performance stock units were granted to the Company’s chief executive officer in May 2016. The weighted average grant date fair value was $10.23 per unit and as at September 30, 2017, all of the performance stock units were unvested.

During the three and nine months ended September 30, 2017, the Company amortized $1,516,000 and $5,282,000, respectively, (September 30, 2016 – $1,986,000 and $4,254,000) in compensation cost related to the above share-based compensation awards.

In July 2017, the chief executive officer’s (the “CEO”) employment agreement was amended in connection with his announced retirement to provide, among other things, that (i) the CEO would continue with the Company until December 31, 2017, (ii) any remaining transaction fees for transactions entered into prior to April 9, 2017 will be paid solely in Class A common shares, (iii) upon the CEO’s retirement on December 31, 2017 and subject to his execution and delivery of a release of claims, the unvested portion of restricted stock units granted in May 2016 will fully vest and the Company will issue to the CEO 200,000 Class A common shares in exchange for the cancellation of his outstanding performance stock units granted in May 2016.

In July 2017, 1,000,000 fully vested Class A common shares were granted to the Company’s chairman of the board (the “chairman”) in connection with his appointment to chairman. In addition, in August 2017, the chairman purchased 1,000,000 Class A common shares for $6.00 per share. As a result of these transactions, the Company recognized $6,920,000 in share-based compensation expense for the three and nine months ended September 30, 2017.

At September 30, 2017, there was an estimated $11,194,000 (December 31, 2016 – $14,527,000) of total unamortized compensation costs relating to unvested share-based compensation awards, which costs are expected to be recognized over a weighted-average period of 10 months.

At September 30, 2017, there were 955,020 (December 31, 2016 – 1,253,635) shares remaining for issuance under the Company’s Stock Incentive Plan, as amended.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one-for-one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the nine months ended, the fair value of restricted shares vested was $880,000 (September 30, 2016 – $827,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At September 30, 2017, 587,001 (December 31, 2016 – 537,001) of the outstanding phantom share units were vested and available for exchange by the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.Share-based compensation (continued):

(b)	Other share-based awards:

During the three and nine months ended September 30, 2017, the Company incurred nil and $1,872,000, respectively, in arrangement fees (September 30, 2016 - $1,600,000 and $7,598,000), all of which were paid in Class A common shares. In April 2017, the agreement governing the arrangement fees was terminated. Pursuant to the termination of the agreement, the Company will pay arrangement fees for any financings in process as at April 10, 2017 and completed prior to December 31, 2017. The Company paid a termination fee of $6,250,000 with 945,537 of its common shares which is included in Other expenses.

During the three and nine months ended September 30, 2017, the Company incurred $551,000 and $1,605,000, respectively, (September 30, 2016 – $1,278,000 and $4,890,000) in transaction fees that were capitalized to vessels, of which $551,000 and $1,573,000, respectively, (September 30, 2016 – $639,000 and $2,445,000) were paid in Class A common shares (note 2).

During the three and nine months ended September 30, 2017, the Company also recognized nil and $150,000, respectively, (September 30, 2016 – $150,000 and $450,000) in share-based compensation expenses related to the accrued portion of a performance based-bonus that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted-average share prices as defined in the underlying agreements.

13.	Supplemental cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest paid	$29,353	$28,326	$84,005	$83,406
Interest received	1,074	254	5,755	4,969
Undrawn credit facility fee paid	765	1,025	2,028	2,091
Non-cash transactions:
Dividend reinvestment	7,044	1,248	14,726	3,940
Arrangement and transaction fees settled in shares	551	2,112	3,542	5,770
Capital contribution through settlement of loans to affiliate	—	—	6,667	—
Acquisition of time charter contracts through novation from GCI	—	—	—	16,200
Recognition of fair value of bareboat charters	—	—	—	16,200
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	—	—	—	107,500
Offset of swaption against swap liability termination	—	—	10,852	—
Repayment of debt from sale-leaseback transaction proceeds	—	—	53,247	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Commitments and contingencies:
(a)	At September 30, 2017, the minimum future revenues to be received on committed time-charter party agreements and interest income from direct financing leases are approximately:

Remainder of 2017	$201,981
2018	808,940
2019	786,429
2020	746,248
2021	659,819
Thereafter	1,464,901
$4,668,318

The minimum future revenues are based on 100% utilization, relate to committed time-charter party agreements currently in effect and assume no renewals or extensions.

(b)	At September 30, 2017, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2017	$48,000
2018	197,900
$245,900

(c)

At September 30, 2017, the commitment under operating leases for vessels is $1,411,950,000 for the remainder of 2017 to 2029 and office space is $10,623,000 for 2017 to 2024. Total commitments under these leases are as follows:

Remainder of 2017	$36,641
2018	147,490
2019	148,320
2020	148,994
2021	149,952
Thereafter	791,176
$1,422,573
15.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
COSCON(1)	$83,060	$76,548	$238,612	$223,531
Yang Ming	37,899	33,591	104,192	87,921
MOL	30,950	30,972	92,248	86,814
CSCL Asia(1)	19,460	31,580	64,525	95,139
Other	39,644	52,184	117,366	171,307
	$211,013	$224,875	$616,943	$664,712

(1)	While the Company continues to charter vessels separately to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business in March 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of September 30, 2017, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,116,721,000 (December 31, 2016 - $2,418,586,000) and the carrying value is $2,235,691,000 (December 31, 2016 - $2,558,389,000). As of September 30, 2017, the fair value of the Company’s long-term obligations under capital lease, excluding deferred financing fees, is $618,812,000 (December 31, 2016 - $498,357,000) and the carrying value is $615,623,000 (December 31, 2016 - $498,784,000). The fair value of the revolving and term loan credit facilities and long-term obligations under capital lease, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of September 30, 2017, the fair value of the Company’s senior unsecured notes is $354,459,000 (December 31, 2016 – $347,898,000) and the carrying value is $341,878,000 (December 31, 2016 – $345,000,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments (continued):
(b)	Interest rate derivative financial instruments:

As of September 30, 2017, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2017	Maximum notional amount(1)	Effective date	Ending date
5.8700%	620,390	620,390	August 31, 2017	November 28, 2025
5.4200%	403,218	403,218	September 6, 2007	May 31, 2024
5.6000%	142,000	142,000	June 23, 2010	December 23, 2021	(2)
5.9450%	77,769	77,769	January 30, 2014	May 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amounts over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $44,707,000 would be settled in cash in the next 12 months on interest rate swaps maturing after September 30, 2017. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

During the three months ended March 31, 2017, the Company offset an asset of $11,300,000 resulting from the restructuring of two swaption agreements in 2016 against the early termination of the 5.26% swap.

(c)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	September 30,	December 31,
	2017	2016
Fair value of financial instruments asset	$—	$11,338
Fair value of financial instruments liability	193,294	230,764

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Earnings (loss) on derivatives recognized in net earnings (loss):
Change in fair value of financial instruments	$(2,444)	$684	$(19,471)	$(75,081)
Loss reclassified from AOCL to net earnings (loss)(1)
Interest expense	(144)	(1,166)	(1,824)	(2,761)
Depreciation and amortization	(198)	(248)	(655)	(761)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges.  The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

16.	Financial instruments (continued):

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,146,000.

17.	Subsequent events:
(a)

On October 10, 2017, the Company declared quarterly dividends of $0.496875, $0.515625, $0.434375 $0.512500 and $0.492188 per Series D, Series E, Series F, Series G and Series H preferred share, respectively, representing a total distribution of $16,104,000. The dividends were paid on October 30, 2017 to all shareholders of record on October 27, 2017.

(b)	On October 10, 2017, the Company declared a quarterly dividend of $0.125 per common share. The dividend was paid on October 30, 2017 to all shareholders of record as of October 20, 2017.
(c)

On October 10, 2017, the Company issued, in a public offering, an aggregate principal amount of $80,000,000 of senior unsecured notes due 2027 (the "2027 Notes"). The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per year, payable quarterly.  The Company granted the underwriters of the offering a 30-day option to purchase up to an additional $12,000,000 principal amount of the 2027 Notes on the same terms.  The Company used the net proceeds to repay a portion of a secured debt facility.

(d)	In October 2017, the sale of the Seaspan Mourne, one of the two 4250 TEU vessels held for sale as of September 30, 2017, closed for gross sale proceeds of approximately $9,550,000.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of September 30, 2017, we operated a fleet of 88 containerships, excluding two 4250 TEU vessels then contracted to be sold in the fourth quarter of 2017 as described below, and have entered into contracts for the purchase of an additional four newbuilding containerships which have scheduled delivery dates through May 2018. All of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels. Two of the vessel sales closed in August and September 2017, another vessel sale closed in October 2017 and the remaining vessel sale is expected to close during the fourth quarter of 2017. Please read “Business—Recent Developments.” As of September 30, 2017, the average age of the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels held for sale, was approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of September 30, 2017, the charters on the 88 vessels in our operating fleet, excluding the two 4250 TEU vessels held for sale, had an average remaining term of approximately five years, on a TEU-weighted basis, excluding the effect of any charterers’ options to extend certain time charters.

Customers for our operating fleet as at September 30, 2017 were as follows:

Customers for Current Fleet
ANL
CMA CGM
CNC
COSCON
COSCO Mercury
COSCO New Golden Sea
CSCL Asia
Hapag-Lloyd
K-Line
Maersk
MSC
MOL
Seago
Simatech
Yang Ming Marine
ZIM

Customers for Additional Four Vessel Deliveries Subject to Charter Contracts
MSC
CMA CGM

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time-charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Acquisition

In January 2017, we accepted delivery of one 4250 TEU vessel, the Seapan Alps, that we purchased in December 2016.

Vessel Deliveries

In May 2017, we accepted delivery of one 14000 TEU vessel, the YM Wind. The vessel was constructed using our fuel-efficient SAVER design and commenced a 10-year fixed rate time charter with Yang Ming Marine in June 2017.

In August and September 2017, we accepted delivery of the MSC Shuba B, the MSC Shreya B and the MSC Nitya B, each an 11000 TEU vessel. These vessels were constructed at HHIC and each commenced a 17-year fixed-rate bareboat charter with MSC. Upon completion of the bareboat charter period, MSC is obligated to purchase the vessels for a pre-determined amount.

Vessel Sales

In August 2017, we entered into vessel sale agreements for four 4250 TEU vessels (the Seaspan Alps, Seaspan Grouse, Seaspan Kenya and Seaspan Mourne) for gross proceeds of approximately $37 million. We entered into agreements to purchase the vessels during the fourth quarter of 2016 and, after taking into account closing costs and vessel improvements, expect to record a gain on sale of the vessels of approximately $14 million. In August and September 2017, we closed on the sale of the Seaspan Alps and Seaspan Kenya and recognized a gain of $6.6 million. The sale of the Seaspan Mourne closed in October 2017 and the sale of the Seaspan Grouse is expected to close during the fourth quarter of 2017.

New Time Charters

In August 2017, we entered into fixed-rate time charter contracts with CMA CGM for two 10000 TEU newbuilding containerships currently under construction at New Jiangsu and Jiangsu Xinfu. The two vessels are currently scheduled to deliver in 2018 and, upon delivery, will commence three-year fixed-rate time charters with options to extend for up to an additional three years. We have entered into advanced discussions on financing these two 10000 TEU newbuilding containerships with a leading financial institution. No assurances can be given as to the availability of such financing.

At-the-Market Offering and Private Placement of Class A Common Shares

During the first quarter of 2017, we entered into an equity distribution agreement under which we may, from time to time, issue Class A common shares in at-the-market, or ATM, offerings for up to an aggregate of $75.0 million. During the three months ended September 30, 2017, we issued 2,450,000 Class A common shares under the ATM offerings for gross proceeds of $16.4 million and during the nine months ended September 30, 2017, we issued 11,800,000 Class A common shares under the ATM offerings for gross proceeds of $75.0 million. The ATM offering during the three months ended September 30, 2017 completed the authorized issuances under the equity distribution agreement.

In August 2017, Mr. Sokol purchased 1.0 million shares of common stock for a purchase price of $6.0 million, or $6.00 per share, in a private placement.

Preferred Share Repurchase Plan

In June 2017, we entered into a preferred share repurchase plan for up to $10.0 million of our Series D, E, G and H preferred shares, which expires in December 2017. We did not make any repurchases during the three and nine months ended September 30, 2017.

6.375% Senior Unsecured Notes Repurchase Plan

In March 2017, we entered into a repurchase plan for up to $10.0 million of our 6.375% Senior Unsecured Notes, or the 2019 Notes, which mature in April 2019. No 2019 Notes were repurchased during the three months ended September 30, 2017. During the nine months ended September 30, 2017, we repurchased 124,885 Notes under this plan for approximately $3.1 million.

Revolving Credit Facility

In April 2017, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks for a total commitment of up to $120.0 million. The facility includes features providing for an increase in commitments by up to $30.0 million, enabling a total facility size of up to $150.0 million. The revolving loan facility bears interest at LIBOR plus a margin.

Lease Financing

In May 2017, we entered into a sale-leaseback transaction with special purpose companies, or SPCs, for the YM Wind for gross proceeds of $144.0 million. Under the lease, we sold the vessel to the SPCs and leased the vessel back for 12 years, with an option to purchase the vessel at the 9.5 year anniversary for a pre-determined fair value purchase price. Approximately $53.2 million of the proceeds were used to repay a credit facility.

For additional information about these and other developments during the first nine months of 2017, please see our Reports on Form 6-K furnished to the SEC on April 28, 2017 and August 1, 2017.

Recent Developments

Dividends

On October 10, 2017, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $31.6 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.125	July 1, 2017 to September 30, 2017	October 20, 2017	October 30, 2017
Series D preferred shares	SSW PR D	$0.496875	July 30, 2017 to October 29, 2017	October 27, 2017	October 30, 2017
Series E preferred shares	SSW PR E	$0.515625	July 30, 2017 to October 29, 2017	October 27, 2017	October 30, 2017
Series F preferred shares	—	$0.434375	July 30, 2017 to October 29, 2017	October 27, 2017	October 30, 2017
Series G preferred shares	SSW PR G	$0.512500	July 30, 2017 to October 29, 2017	October 27, 2017	October 30, 2017
Series H preferred shares	SSW PR H	$0.492188	July 30, 2017 to October 29, 2017	October 27, 2017	October 30, 2017

Issuance of $80.0 Million 7.125% Senior Unsecured Notes Due 2027

On October 10, 2017, we issued in a public offering, an aggregate principal amount of $80.0 million of senior unsecured notes due 2027, or the 2027 Notes. The 2027 Notes will mature on October 30, 2027 and bear interest at a rate of 7.125% per year, payable quarterly.  We granted the underwriters of the offering a 30-day option to purchase up to an additional $12 million principal amount of the 2027 Notes on the same terms.  The Company used the net proceeds to repay a portion of a secured debt facility.

Vessel Sale

In October 2017, the sale of the Seaspan Mourne, one of the two 4250 TEU vessels held for sale as of September 30, 2017, closed for gross sale proceeds of approximately $9.6 million.

New Chief Executive Officer and Director

On October 28, 2017, we entered into an employment agreement, or the Employment Agreement, with Mr. Bing Chen to serve as our chief executive officer. It is expected Mr. Chen will commence employment in January 2018, at which time he will also be appointed to our board of directors.

Over his 25 year career Mr. Chen has held executive positions in China, Europe and the United States. Most recently, Mr. Chen served as CEO of BNP Paribas (China) Ltd. where he led the bank’s growth strategy in China. From 2011 to 2014, Mr. Chen was the General Manager for Trafigura’s Chinese business operations, where he maintained full P&L responsibility for domestic and international commodities trading in the country. Between

2009 and 2011 Mr. Chen was responsible for building the greater China investment banking practice of Houlihan Lokey, Inc. as the Managing Director and Head of Asia Financial Advisory. Between 2001 and 2009 Mr. Chen held various leadership roles in Europe, including as CEO, CFO, and Managing Director of leasing and aircraft chartering businesses. Between 1999 and 2001 Mr. Chen worked as a Director, Business Strategy at Deutsche Bank in New York.

Mr. Chen received a B.S., Accountancy (Magna Cum Laude) (Honours) from Bernard Baruch College and an MBA (Honours) from Columbia Business School.

The Employment Agreement provides that Mr. Chen will receive an annual base salary of approximately $0.85 million, an annual performance-based cash bonus of up to 120% of salary, a restricted stock grant of 500,000 Class A common shares to vest over a five-year period based on performance, as determined by the board of directors in an amount not more than 100,000 shares annually on a cumulative basis, and stock options to acquire 500,000 Class A common shares at a price of $7.20 per share, vesting in equal tranches over five years.

The restricted stock and stock options will be subject to “claw-back” rights in favor of us for termination of Mr. Chen’s employment in certain circumstances.

The Employment Agreement also provides for a signing bonus and retirement plan contribution totaling approximately $0.44 million to be made shortly after employment commences (such amounts being fully refundable if we terminate his employment with “cause” or if he terminates his employment without “good reason”, as such terms are defined in the Employment Agreement, within one year after commencement of employment) and limited reimbursements for moving, relocation and related expenses. Mr. Chen will be entitled to severance payments (including partial vesting of restricted stock and stock options) of approximately one year of total compensation if after October 28, 2017 we terminate the Employment Agreement or his employment without “cause” or if he terminates his employment for “good reason”. The severance payments will increase to approximately two years of total compensation for any such terminations in connection with or within 12 months after a “change of control” (as defined in the Employment Agreement).

The Employment Agreement also contains non-competition, non-solicitation, and confidentiality provisions. Cash compensation under the Employment Agreement is designated in Canadian Dollars.  However, dollar amount references included in this report are presented in U.S. Dollars, based on recent exchange rate data for Canadian Dollars.

Gerry Wang, our current chief executive officer and co-founder, will be retiring as chief executive officer and as a member of our board of directors effective November 3, 2017. Mr. Wang will continue to be employed by us until December 31, 2017 pursuant to the terms of his existing employment agreement. Peter Curtis, our executive vice president and chief operating officer, will also serve as our interim chief executive officer from November 3, 2017 until Mr. Chen commences employment.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 88 operating vessels as of September 30, 2017, excluding the two 4250 TEU vessels then held for sale:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Period Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	04/07/2015	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	04/22/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	06/10/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	07/03/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	08/21/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/2015	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	05/08/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	05/29/2016	Yang Ming Marine	10 years + one 2-year option	46.5
YM Wind(1)	14000	2017	06/02/2017	Yang Ming Marine	10 years + one 2-year option	46.5
MSC Shuba B(1)	11000	2017	08/23/2017	MSC	17 years	24.3
MSC Shreya B(1)	11000	2017	09/20/2017	MSC	17 years	24.3
MSC Nitya B(1)	11000	2017	09/28/2017	MSC	17 years	24.3
COSCO Glory	13100	2011	06/10/2011	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	06/29/2011	COSCON	12 years	55.0
COSCO Development	13100	2011	08/10/2011	COSCON	12 years	55.0
COSCO Harmony	13100	2011	08/19/2011	COSCON	12 years	55.0
COSCO Excellence	13100	2012	03/08/2012	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	03/14/2012	COSCON	12 years	55.0
COSCO Hope	13100	2012	04/19/2012	COSCON	12 years	55.0
COSCO Fortune	13100	2012	04/29/2012	COSCON	12 years	55.0
Seaspan Ganges	10000	2014	03/28/2017	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Yangtze	10000	2014	04/11/2017	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
Seaspan Zambezi	10000	2014	03/26/2017	Hapag-Lloyd	Minimum five months and up to 12 months(2)	Market rate	(3)
MOL Bravo(1)	10000	2014	07/18/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/2014	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	04/10/2015	MOL	8 years + one 2-year option	37.5	(4)
MOL Benefactor(1)	10000	2016	03/28/2016	MOL	8 years + one 2-year option	37.5	(4)
MOL Beyond(1)	10000	2016	04/29/2016	MOL	8 years + one 2-year option	37.5	(4)
Maersk Guayaquil	10000	2015	09/21/2015	Maersk	5 years + two 1-year options	37.2	(5)
Maersk Genoa(1)	10000	2016	09/12/2016	Maersk	5 years + two 1-year options	37.2	(5)
CSCL Zeebrugge	9600	2007	03/15/2007	CSCL Asia	12 years	34.5	(6)
CSCL Long Beach	9600	2007	07/06/2007	CSCL Asia	12 years	34.5	(6)
CSCL Oceania(7)	8500	2004	10/18/2016	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
CSCL Africa	8500	2005	11/25/2016	COSCO Mercury	Minimum 10 months and up to 14 months	Market rate	(3)
COSCO Japan	8500	2010	03/09/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Korea	8500	2010	04/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Philippines	8500	2010	04/24/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Malaysia	8500	2010	05/19/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Indonesia	8500	2010	07/05/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Thailand	8500	2010	10/20/2010	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Prince Rupert	8500	2011	03/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
COSCO Vietnam	8500	2011	04/21/2011	COSCON	12 years + three 1-year options	42.9	(8)
MOL Emerald	5100	2009	04/30/2009	MOL	12 years	28.9
MOL Eminence	5100	2009	08/31/2009	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/2009	MOL	12 years	28.9

MOL Empire	5100	2010	01/08/2010	MOL	12 years	28.9
Brotonne Bridge(1)	4500	2010	10/25/2010	K-Line	12 years + two 3-year options	34.5	(9)
Brevik Bridge(1)	4500	2011	01/25/2011	K-Line	12 years + two 3-year options	34.5	(9)
Bilbao Bridge(1)	4500	2011	01/28/2011	K-Line	12 years + two 3-year options	34.5	(9)
Berlin Bridge	4500	2011	05/09/2011	K-Line	12 years + two 3-year options	34.5	(9)
Budapest Bridge	4500	2011	08/01/2011	K-Line	12 years + two 3-year options	34.5	(9)
Seaspan Chiwan	4250	2001	07/04/2017	COSCO New Golden Sea	Minimum two months and up to five months	Market rate	(3)
Seaspan Hamburg(10)	4250	2001	07/28/2017	COSCO Mercury	Minimum two months and up to six months	Market rate	(3)
Seaspan Ningbo	4250	2002	07/14/2017	COSCO Mercury	Minimum two months and up to six months	Market rate	(3)
Seaspan Dalian	4250	2002	—	—	—	—
Seaspan Felixstowe(11)	4250	2002	—	—	—	—
CSCL Vancouver	4250	2005	—	—	—	—
CSCL Sydney	4250	2005	02/26/2017	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL New York	4250	2005	03/27/2017	COSCO Mercury	Minimum two months and up to 10 months	Market rate	(3)
CSCL Melbourne	4250	2005	06/18/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
CSCL Brisbane	4250	2005	07/18/2017	COSCO Mercury	Minimum 10 months and up to 12 months	Market rate	(3)
Seaspan New Delhi	4250	2005	08/09/2017	COSCO New Golden Sea	Minimum two months and up to five months	Market rate	(3)
Dubai Express	4250	2006	05/01/2017	Hapag-Lloyd	Minimum one month and up to 7.5 months	Market rate	(3)
Seaspan Jakarta(12)	4250	2006	08/11/2017	Seago	Minimum one month and up to three months	Market rate	(3)
Seaspan Saigon	4250	2006	01/23/2017	Hapag-Lloyd	Minimum one month and up to 12 months	Market rate	(3)
Seaspan Lahore	4250	2006	08/08/2017	MSC	Minimum 11 months and up to 13 months	Market rate	(3)
Rio Grande Express	4250	2006	12/22/2016	Hapag-Lloyd	Minimum two months and up to 13 months	Market rate	(3)
Seaspan Santos	4250	2006	02/14/2017	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Rio de Janeiro(13)	4250	2007	08/03/2017	ZIM	Minimum one month and up to two months	Market rate	(3)
Seaspan Manila	4250	2007	08/13/2017	CMA CGM	Minimum two months and up to five months	Market rate	(3)
Seaspan Loncomilla(7)	4250	2009	10/28/2016	ANL	Minimum 1.5 months and up to 12 months	Market rate	(3)
Seaspan Lumaco	4250	2009	02/14/2017	CMA CGM	Minimum six months and up to 12 months	Market rate	(3)
Seaspan Lingue	4250	2010	01/05/2017	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Lebu	4250	2010	01/12/2017	CMA CGM	Minimum two months and up to 12 months	Market rate	(3)
Seaspan Fraser(1)	4250	2009	03/22/2017	CNC	Minimum three months and up to 12 months	Market rate	(3)
COSCO Fuzhou	3500	2007	03/27/2007	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	07/05/2007	COSCON	12 years	19.0
CSCL Panama	2500	2008	05/14/2008	CSCL Asia	12 years	16.9	(14)
CSCL São Paulo	2500	2008	08/11/2008	CSCL Asia	12 years	16.9	(14)
CSCL Montevideo	2500	2008	09/06/2008	CSCL Asia	12 years	16.9	(14)
CSCL Lima	2500	2008	10/15/2008	CSCL Asia	12 years	16.9	(14)
CSCL Santiago	2500	2008	11/08/2008	CSCL Asia	12 years	16.9	(14)
CSCL San Jose	2500	2008	12/01/2008	CSCL Asia	12 years	16.9	(14)
CSCL Callao	2500	2009	04/10/2009	CSCL Asia	12 years	16.9	(14)
CSCL Manzanillo	2500	2009	09/21/2009	CSCL Asia	12 years	16.9	(14)
Guayaquil Bridge	2500	2010	03/08/2010	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	05/30/2010	K-Line	10 years	17.9

_____________________

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hapag-Lloyd has an option for an additional period for a minimum of 10 months up to a maximum of 12 months, if 12 months is selected for the firm period.
(3)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), this vessel is being chartered at current market rates.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(6)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(7)	This vessel will re-deliver to us in November 2017.
(8)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(9)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(10)	This vessel re-delivered to us in October 2017.
(11)

This vessel commenced a short-term charter with Wan Hai Lines Ltd. in October 2017 at market rates for a minimum of one month up to a maximum of three months, where the exact period is at Wan Hai Lines Ltd.’s option.

(12)

This vessel redelivered to us in October 2017 and commenced a short-term charter with CMA CGM in October 2017 at market rates for a minimum of 1.5 months up to a maximum of 4.5 months, where the exact period is at CMA CGM’s option.

(13)

This vessel redelivered to us in October 2017 and commenced a short-term charter with Maersk in October 2017 at market rates for a minimum of two months up to a maximum of six months, where the exact period is at Maersk’s option.

(14)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of September 30, 2017, we had contracted to purchase four newbuilding containerships which have scheduled delivery dates through to 2018. Details of the newbuilding containerships are as follows:

Vessel	Vessel Class (TEU)	Length of Charter	Charterer	Contractual Delivery Date	Shipbuilder
Hull No. 147	11000	17 years(1)	MSC	2017(2)	HHIC
Hull No. 153	11000	17 years(1)	MSC	2017(2)	HHIC
Hull No. 1122	10000	3 years + option for up to 3 years	CMA CGM	2018(3)	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	3 years + option for up to 3 years	CMA CGM	2018(3)	New Jiangsu and Jiangsu Xinfu

____________________

(1)

Each charter is scheduled to begin upon delivery of the vessel to the charterer. Each charter provides MSC with cancellation rights where, amongst other things, a delay in the delivery date of the vessel from the shipbuilder provides us with equivalent cancellation rights under the shipbuilding agreement.

(2)

The shipbuilder has notified us of delays in the delivery dates of these vessels from the contractual delivery date. Currently, the proposed delivery date for Hull No. 147 is approaching the date that provides us with cancellation rights under the shipbuilding agreement, while the proposed delivery date for Hull No. 153 is within the terms of the shipbuilding agreement that provide us for liquidated damages. Our existing financing arrangements for each vessel allow the financier to advance financing for both vessels for their current respective proposed delivery dates.

(3)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on contractual delivery dates as of September 30, 2017:

	Quarter Ended	Scheduled for the Year Ended December 31,
	September 30, 2017	2017	2018
Owned and leased vessels, beginning of period	89	87	90
Deliveries	3	7	2	(1)
Contractual sales(2)	(2)	(4)	—
Total, end of period	90	90	92
Managed vessels, beginning of period	15	15	16
Deliveries	1	1	2
Total, end of period(3)	16	16	18
Total Fleet	106	106	110
Total Capacity (TEU)	847,400	860,900	900,900

____________________

(1)	In March 2017, we entered into agreements with the shipbuilder to defer delivery from 2017 to 2018.
(2)	Relates to four 4250 TEU vessels as described in “—Significant Developments—Vessel Sales.”
(3)

We manage these vessels pursuant to a fixed term management agreement with Greater China Intermodal Investments LLC, or GCI, dated March 2011. This management agreement provides for five year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Gerry Wang ceases to act as our chief executive officer or serve on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification. Mr. Wang will retire as chief executive officer effective November 3, 2017.

Three and Nine Months Ended September 30, 2017 Compared with Three and Nine Months Ended September 30, 2016

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2017. The following provides information about our fleet as of September 30, 2017, and excludes vessels that are managed for third parties and the two 4250 TEU vessels held for sale, unless otherwise indicated:

Number of vessels in operation	88
Average age of fleet (TEU-weighted basis)	6 years
TEU capacity	654,900
Average remaining initial term on outstanding charters (TEU-weighted basis)	5 years

At the beginning of 2017, we had 87 vessels in operation. We acquired one 4250 TEU vessel, accepted delivery of one 14000 TEU vessel and three 11000 TEU vessels and sold two 4250 TEU vessels during the nine months ended September 30, 2017, bringing our operating fleet to a total of 90 vessels as at September 30, 2017. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended September 30,		Increase		Nine Months Ended September 30,		Increase
	2017	2016	Days	%	2017	2016	Days	%
Operating days(1)	7,894	7,451	443	5.9%	23,044	22,091	953	4.3%
Ownership days(1)	8,148	7,794	354	4.5%	24,102	22,781	1,321	5.8%

Our vessel utilization by quarter and for the nine months ended September 30, 2017 and 2016 is as follows:

	First Quarter		Second Quarter		Third Quarter		Year to Date – September 30,
	2017	2016	2017	2016	2017	2016	2017	2016
Vessel utilization:
Ownership Days(1)	7,917	7,375	8,037	7,612	8,148	7,794	24,102	22,781
Less Off-hire Days:
Scheduled 5-Year Survey	—	(75)	—	(19)	—	(25)	—	(119)
Unscheduled Off-hire(2)	(662)	(128)	(142)	(125)	(254)	(318)	(1,058)	(571)
Operating Days(1)	7,255	7,172	7,895	7,468	7,894	7,451	23,044	22,091
Vessel Utilization	91.6%	97.2%	98.2%	98.1%	96.9%	95.6%	95.6%	97.0%

____________________

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and nine months ended September 30, 2017 and 2016 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue	$211.0	$224.9	$616.9	$664.7
Ship operating expense	45.4	48.6	135.8	145.4
Depreciation and amortization expense	49.8	52.7	149.6	166.1
General and administrative expense	14.0	8.1	29.0	25.0
Operating lease expense	30.3	23.8	85.0	59.3
Interest expense and amortization of deferred financing fees	28.3	30.0	85.1	90.2
Refinancing expenses	—	1.2	—	2.0
(Gain) loss on disposals	(6.6)	16.5	(6.6)	16.5
Change in fair value of financial instruments	2.4	(0.7)	19.5	75.1

Revenue

Revenue decreased by 6.2% to $211.0 million and 7.2% to $616.9 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The decreases were primarily due to lower average charter rates for vessels that were on short-term charters, partially offset by the delivery of newbuilding vessels in 2016 and 2017. For the nine months ended September 30, 2017, the decrease was also due to an increase in off-charter days that related primarily to three 10000 TEU vessels that were previously on long-term charters and commenced short-term charters with Hapag-Lloyd AG during the first half of 2017.

The increase in operating days and the related financial impact thereof for the three and nine months ended September 30, 2017, relative to the same periods in 2016, are attributable to the following:

	Three Months Ended September 30,		Nine Months Ended September 30
	Operating Days Impact	$ Impact (in millions of US dollars)	Operating Days Impact	$ Impact (in millions of US dollars)
2017 vessel deliveries	153	4.2	360	6.2
Full period contribution for 2016 vessel deliveries	339	4.0	1,542	31.7
Change in daily charter hire rate and re-charters	—	(21.0)	—	(65.3)
Fewer days due to leap year	—	—	(81)	(2.4)
Unscheduled off-hire	64	0.4	(487)	(13.0)
Scheduled off-hire	25	0.4	119	5.3
Supervision fee revenue	—	(1.9)	—	(7.1)
Vessel disposals	(138)	(0.5)	(500)	(2.8)
Other	—	0.5	—	(0.4)
Total	443	$(13.9)	953	$(47.8)

Vessel utilization increased for the three months ended September 30, 2017, compared to the same period in 2016, primarily due to fewer off-charter days and fewer scheduled dry-dock days. Vessel utilization decreased for the nine months ended September 30, 2017, compared to the same period in 2016, primarily due to an increase in off-charter days and the impact of the four 4250 TEU vessels being sold.

During the nine months ended September 30, 2017, we completed dry-dockings for three 4250 TEU vessels, which were completed between their time charters.

Ship Operating Expense

Ship operating expense decreased by 6.6% to $45.4 million and by 6.6% to $135.8 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to cost savings initiatives. These decreases were achieved while the ownership days increased by 4.5% and 5.8% for the three and nine months ended September 30, 2017. As a result, ship operating expense per ownership day declined by 10.7% and 11.7% for the three and nine months ended September 30, 2017, compared to the same periods in 2016.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased by 5.4% to $49.8 million and by 9.9% to $149.6 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to lower depreciation on 16 vessels that were impaired as of December 31, 2016.

General and Administrative Expense

General and administrative expense increased by 73.4% to $14.0 million and by 16.3% to $29.0 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increases were due primarily to an increase in share-based compensation expense of $6.9 million related primarily to the issuance of 1.0 million fully-vested Class A common shares to the chairman of the board during the three months ended September 30, 2017. The chairman will not receive any further cash or share-based compensation for his services through to the end of 2020.

Operating Lease Expense

Operating lease expense increased by 27.4% to $30.3 million and 43.2% to $85.0 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016. The increase was primarily due to the delivery of one vessel in 2016 and one vessel in 2017 that were financed through sale-leaseback transactions. For the nine months ended September 30, 2017, the increase was also due to the delivery of two 10000

TEU vessels financed through sale-leaseback transactions and two operating leases entered into during the first half of 2016.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,
	2017	2016
Long-term debt, excluding deferred financing fees	$2,577.6	$3,104.4
Long-term obligations under capital lease, excluding deferred financing fees	615.6	505.1
Total borrowings	3,193.2	3,609.5
Less: Vessels under construction	(136.6)	(300.7)
Operating borrowings	$3,056.6	$3,308.8

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and long-term obligations under capital lease, relating to operating vessels at either a variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term obligations under capital lease for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense and amortization of deferred financing fees decreased by $1.6 million and by $5.1 million to $28.3 million and $85.1 million for the three and nine months ended September 30, 2017, respectively, compared to the same periods in 2016, primarily due to repayments made on existing operating borrowings in 2016 and 2017, partially offset by an increase in LIBOR and financing relating to the delivery of newbuilding vessels in 2017.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in losses of $2.4 million and $19.5 million for the three and nine months ended September 30, 2017, respectively, which losses were primarily due to the impact of swap settlements, partially offset by an increase in the forward LIBOR curve.

The fair value of interest rate swaps is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps by approximately $50.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $5.0 million.

All of our interest rate swap agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2016 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At September 30, 2017, our cash and cash equivalents and short-term investments totaled $309.0 million and our restricted cash totaled $23.6 million. Our primary short-term liquidity needs are to fund our operating expenses, repurchase of our 2019 Notes, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to repayment of our 2019 Notes, debt repayments lease payments and potential future vessel acquisitions. Our long-term liquidity needs primarily relate to lease payments, debt repayments, the future potential repayment or redemption of our 2027 Notes and preferred shares and potential future vessel acquisition.

Our Series D preferred shares have an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares have an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares have an annual dividend rate of 6.95% per $25.00 of liquidation preference per share, but will increase by 1.0% annually after the fifth anniversary date of their May 2016 issuance date to a maximum of 10.5% by the ninth anniversary date, or will increase to 10.5% on January 1, 2018 if we do not acquire all of the membership interests in GCI or all or substantially all of the assets of GCI by December 31, 2017, which acquisition we do not expect to occur by then. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Our Series G preferred shares have an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021. Our Series H preferred shares have an annual dividend rate of 7.875% per $25.00 of liquidation preference per share and our Series H preferred shares are redeemable by us at any time on or after August 11, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $245.9 million on the four vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. We anticipate our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of September 30, 2017 and excludes the $80.0 million of 2027 Notes issued in October 2017:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available

Long-Term Debt
Revolving credit facilities(2)	$876.9	$996.9	$120.0
Term loan credit facilities	1,358.8	1,358.8	—
Senior unsecured notes	341.9	341.9	—
Total Long-Term Debt	$2,577.6	$2,697.6	$120.0
Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	69.0	69.0	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	102.9	102.9	—
Leases for three 4500 TEU vessels	126.6	126.6	—
Leases for five 11000 TEU vessels(3)	317.1	413.1	96.0
Total Lease Facilities	615.6	711.6	96.0
Total Long-Term Debt and Lease Facilities(4)	$3,193.2	$3,409.2	$216.0

_____________________

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation, a portion of which amounts are non-recourse to Seaspan Corporation.
(2)

Includes a $120.0 million revolving credit facility, which was undrawn as at September 30, 2017. This facility includes features providing for a further potential increase in commitments of $30.0 million, enabling a total facility size of up to $150.0 million.

(3)	Under the financing arrangements for each vessel, the financier may not advance financing for a vessel if there is a lengthy delay in delivery from the contractual delivery date.
(4)

At September 30, 2017 our operating borrowings were approximately $3.1 billion (December 31, 2016 — $3.1 billion). The remaining amount of our borrowings relate to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of September 30, 2017, our credit facilities are secured by first-priority mortgages granted on 60 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. As at September 30, 2017 we had eight unencumbered vessels including the two 4250 TEU vessels held for sale.

As of September 30, 2017, our revolving credit facilities, term loan credit facilities and our 2019 Notes provided for borrowings of up to approximately $2.7 billion, of which approximately $2.6 billion was outstanding and $0.1 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.4% as of September 30, 2017. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel or termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time). Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loan credit facilities are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of September 30, 2017 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2017. We may prepay all term loan credit facilities without penalty, other than breakage costs and opportunity cost, and in one case a prepayment fee, under certain circumstances.

Under each of our credit facilities, in certain circumstances a prepayment may be required as a result of certain events including the sale or loss of a vessel where we do not substitute another appropriate vessel, a termination or expiration of a charter (where we do not enter into a charter suitable to lenders within a required period of time) or termination of a shipbuilding contract. In some cases, the amount that must be prepaid would be calculated based on the loan-to-market value ratio or some other ratio that takes into account the market value of the relevant vessels.

For our debt facilities associated with the vessels previously chartered to Hanjin, we are required to enter into time charters that are suitable to the lenders. Under these credit facilities, the loans may become due and payable if replacement charters acceptable to the lenders, in their discretion, are not obtained within a required period of time of the applicable charter termination. We received termination notices for these three vessels formerly chartered to Hanjin starting on September 29, 2016. We are party to two credit facilities secured by our three 10000 TEU vessels formerly chartered to Hanjin and the related charter contracts. In December 2016, we obtained an initial waiver from one lender, extending the grace period for securing acceptable replacement charters for two of the vessels to the fourth quarter of 2017. We had determined that it was not probable that we would be able to secure acceptable replacement charters by the fourth quarter of 2017, and as a result, we classified the entire outstanding balance of the loan as current as at June 30, 2017. In September 2017, we received another waiver from the lender which extends the grace period for securing replacement charters to October 2020. If either of the vessels remains unemployed for a consecutive period of more than 90 days, then the waiver will be terminated. In addition, we prepaid $7.7 million of the loan balance in September 2017. In January 2017, we entered into a supplement to the secured loan agreement with the other lender, extending the grace period for securing an acceptable replacement charter for the third vessel to the fourth quarter of 2018. If an acceptable replacement charter is not secured by the fourth quarter of 2018, the loan may become due and payable.

Our 2019 Notes

Our 2019 Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our 2019 Notes in whole, but not in part, at redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any. Upon the occurrence of a Change of Control (as defined in the 2019 Notes), each holder of 2019 Notes will have the right to require the Company to purchase all or a portion of such holder’s 2019 Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of September 30, 2017, our lease facilities provided for borrowings of approximately $711.6 million, of which approximately $615.6 million was outstanding and $96.0 million was available to be drawn by us. Under our lease agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the lessors within a required period of time). If we default under our lease facilities, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under the lease facilities.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2016 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net cash flows from operating activities	$95,051	$66,916	$234,268	$232,502
Net cash flows from (used in) financing activities	28,856	227,086	(90,510)	369,555
Net cash flows used in investing activities	(120,572)	(102,183)	(202,732)	(279,101)

Operating Cash Flows

Net cash flows from operating activities were $95.1 million and $234.3 million, for the three and nine months ended September 30, 2017, increases of $28.1 million and $1.8 million, respectively, compared to the same periods in 2016.

The increase in net cash flows from operating activities for the three months ended September 30, 2017, compared to the same period in 2016, was primarily due to an increase in cash related to changes in working capital of $36.5 million, partially offset by a decrease in net earnings excluding non-cash items of $8.4 million. The decrease in net earnings excluding non-cash items was primarily due to a decrease in revenue, an increase in general and administrative expense and an increase in operating lease expense, partially offset by a decrease in swap settlement payments and a decrease in ship operating expenses. The increase in cash related to working capital resulted primarily from non-cash timing differences, which occur in the normal course of our operations. For further discussion of changes in revenue and expenses, please read “― Three and Nine Months Ended September 30, 2017 Compared with the Three and Nine Months Ended September 30, 2016”.

The increase in net cash flows from operating activities for the nine months ended September 30, 2017, compared to the same period in 2016, was primarily due to an increase in cash related to changes in working capital of $36.5 million, partially offset by a decrease in net earnings excluding non-cash items of $34.7 million. The decrease in net earnings excluding non-cash items was primarily due to a decrease in revenue, an increase in general and administrative expense and an increase in operating lease expense partially offset by a decrease in swap settlement payments and a decrease in ship operating expenses. The increase in cash related to working capital resulted primarily from non-cash timing differences. For further discussion of changes in revenue and expenses, please read “― Three and Nine Months Ended September 30, 2017 Compared with the Three and Nine Months Ended September 30, 2016”.

Financing Cash Flows

Net cash flows from financing activities was $28.9 million for the three months ended September 30, 2017, and net cash flows used in financing activities was $90.5 million for the nine months ended September 30, 2017. These amounts reflect decreases in cash from financing activities of $198.2 million and $460.1 million, respectively, compared to the same periods in 2016.

The decrease in cash from financing activities for the three months ended September 30, 2017, compared to the same period of 2016, was primarily due to no issuance of preferred shares in 2017, lower proceeds received from sale-leaseback financings and an increase in dividends paid on our Series F, G and H preferred shares. These decreases were partially offset by lower repayments on credit facilities, proceeds from the issuance of common shares, increased draws on obligations under capital lease and lower dividends on common shares.

The decrease in cash from financing activities for the nine months ended September 30, 2017, compared to the same period of 2016, was primarily due to lower proceeds from the issuance of common shares, no issuance of preferred shares, no draws on credit facilities, lower draws on obligations under capital lease, lower proceeds received from sale-leaseback financings and an increase in dividends paid on our Series F, G and H preferred shares. These decreases were partially offset by lower repayments on credit facilities, no preferred share repurchases, lower financing fees, lower dividends on common shares and no dividends paid on Series C preferred shares.

Investing Cash Flows

Net cash flows used in investing activities were $120.6 million and $202.7 million for the three and nine months ended September 30, 2017, respectively, reflecting an increase in cash used of $18.4 million and a decrease in cash used of $76.4 million, respectively, compared to the same periods in 2016.

The increase in cash used for the three months ended September 30, 2017 was primarily due to lower loan repayments from GCI. This increase was partially offset by a decrease in vessel expenditures and a decrease in loans advanced to GCI.

The decrease in cash used for the nine months ended September 30, 2017 was primarily due to a decrease in vessel expenditures and a decrease in loans advanced to GCI. These decreases were partially offset by lower loan repayments from GCI.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU-weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three months ended September 30, 2017 there was one dry-docking and during the nine months ended September 30, 2017 two vessels completed their 10-year dry dockings and one vessel completed its 15-year dry docking. For the remainder of 2017, we expect two vessels to undergo their 15-year dry-dockings and one vessel to undergo its 10-year dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, among others:

•	the remaining lives of our vessels;
•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;
•	future market charter rates for our vessels, particularly when they come off-charter, which are currently unknown;
•	our future operating and interest costs;
•	future operating and financing costs, which are unknown, and our use of interest rate swaps to manage interest rate risks;
•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
•	capital expenditures to comply with environmental regulations; and
•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2016 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Dividends on Class A common shares
Declared, per share	$0.1250	$0.3750	$0.6250	$1.1250
Paid in cash	7,701	38,284	53,411	109,347
Reinvested in common shares through a dividend reinvestment plan	7,044	1,248	14,726	3,940
	$14,745	$39,532	$68,137	$113,287
Dividends on preferred shares (paid in cash)
Series C	$—	$-	$—	$19,665
Series D	$2,475	$2,475	$7,425	$7,425
Series E	$2,768	$2,770	$8,308	$8,308
Series F	$2,433	$1,973	$7,298	$1,973
Series G	$3,998	$1,153	$11,993	$1,153
Series H	$4,430	$—	$13,289	$—

On October 10, 2017, our board of directors declared the cash dividends on our common and preferred shares indicated above under “Recent Developments—Dividends”.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2016 Annual Report.

Impairment of Long-Lived Assets

We review for indicators of potential impairment throughout the year and test our vessels for impairment only when those indicators are present. We test our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. The carrying amount of a vessel is not recoverable when the vessel’s carrying value is greater than the undiscounted future cash flows the vessel is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including, estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the amount of time a vessel is off-charter, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can provide no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter revenues or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

During the year ended December 31, 2016, certain events occurred and circumstances changed that resulted in indicators of potential impairment and required us to test our vessels for impairment. These indicators included the deterioration and decline in current market charter rates and declines in the vessels’ market values. Our testing determined that the estimated undiscounted cash flows of certain vessels did not exceed the carrying value of the respective vessel over its remaining useful life and, accordingly, we recorded non-cash vessel impairments of $285.2 million for 16 vessels held for use, consisting of four 4250 TEU, two 3500 TEU and ten 2500 TEU vessels.

Although current time charter rates and vessel market values for our smaller vessels, which are at higher risk of impairment among our fleet, generally have shown some improvement since December 31, 2016, time charter rates and vessel market values have been volatile during 2017 and have not stabilized in any meaningful manner. For example, the one-year time charter rate for a 4400 TEU containership was $4,150 per day in December 2016. While the daily time charter rate improved to $9,000 per day in September 2017, this rate has been volatile within that range during 2017. If events or changes in circumstances result in indicators of potential impairment in the future, we will be required to test our vessels for impairment at that time. If an impairment test is required and time charter rates do not show stable and sustainable improvement, we may be required to recognize further impairment charges in the future, and possibly in 2017. Any such future impairment charges may be material and would harm our earnings and net asset values.

The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining expected useful lives of our vessels, which may differ materially from those used in our estimates at December 31, 2016, the last time we tested our vessels for impairment. Please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates— Impairment of Long-lived Assets” in our Annual Report on Form 20-F for the year ended December 31, 2016 for additional information, which is incorporated by reference in the prospectus.

Recent Accounting Developments

In August 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2017-12, or ASU 2017-12, “Targeted Improvements to Accounting for Hedging Activities”.   ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and requires companies to present all of the elements of hedge accounting that affect earnings in the same income statement line as the hedged item.  The new standard also permits hedge accounting for strategies for which hedge accounting is not permitted today and includes new alternatives for measuring the hedged item for fair value hedges of interest rate risk.  We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.”  ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are evaluating the revised guidance to determine the impact it will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

At September 30, 2017, we had no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2017, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report.  These statements include, but are not limited to:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of any future impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve our capital base, and comply with regulatory standards, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses; and

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	availability of crew, number of off-hire days and dry-docking requirements;
•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;
•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under one of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	conditions in the public equity market and the price of our shares;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our Notes and our preferred shares;
•	any economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;
•	the values of our vessels and other factors or events trigger impairment assessments or results;
•	taxation of our company and of distributions to our shareholders;
•	our exemption from tax on our U.S. source international transportation income;
•	potential liability from future litigation;
•	any termination of our management agreement with GCI due to Gerry Wang no longer serving as our chief executive officer or as a director following his retirement in November 2017;
•	the success of our plan to identify and hire a successor chief executive officer; and
•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2016 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2017, our variable-rate credit facilities totaled $2.2 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.2 billion. These interest rate swaps have a fair value of $193.3 million in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2017 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2016 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2017	2018	2019	2020	2021	Thereafter
Credit Facilities(1)	$66,816	$202,752	$390,368	$222,243	$293,959	$978,072
Lease Facilities(2)	5,401	33,697	35,276	36,442	37,717	340,477
Operating Leases(3)	36,125	145,224	146,290	147,383	148,844	788,084

_____________________

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)

Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of September 30, 2017, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of September 30, 2017 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.8700%	$620,390	$620,390	August 31, 2017	November 28, 2025	(2)
5.4200%	403,218	403,218	September 6, 2007	May 31, 2024
5.6000%	142,000	142,000	June 23, 2010	December 23, 2021	(2)
5.9450%	77,769	77,769	January 30, 2014	May 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2017, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of September 30, 2017. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information - D. Risk Factors” in our 2016 Annual Report, which could materially affect our business, financial condition or results of operations and the value of, and our ability to make payments of interest, principal, redemptions, dividends or other amounts relating to, our debt securities, preferred shares and common shares, as applicable.

Our chief executive officer will be retiring November 3, 2017, and we may experience transition disruption.

Our chief executive officer, Gerry Wang, will be retiring as our chief executive officer and as a member of our board of directors effective November 3, 2017. Mr. Wang will continue to be employed by us until December 31, 2017 pursuant to the terms of his existing employment agreement. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers, our business strategy and growing and developing our business. We have concluded our search for a chief executive officer and have announced that Bing Chen will serve as our chief executive officer and as a member of our board of directors, which we expect will commence in January, 2018. Upon Mr. Wang’s retirement, Peter Curtis, executive vice president and chief operating officer, will also serve as our interim chief executive officer until Mr. Chen’s arrival, after which he will continue in his current role.  A lack of an effective transition to a new chief executive officer may harm our business, results of operations or financial condition.

In addition, we manage certain vessels pursuant to a fixed term management agreement with GCI dated March 2011. This management agreement provides for five year terms, and the current term is scheduled to expire in March 2021. The management agreement provides us and GCI with limited termination rights, which include a right of GCI to terminate the agreement after Mr. Wang ceases to act as our chief executive officer or serve on our board of directors. This termination right must be exercised within 15 business days of our notification of this event, and if exercised would result in the termination of the management agreement approximately 180 days after such notification.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

On July 31, 2017, August 29, 2017, September 22, 2017 and September 28, 2017, we issued to Gerry Wang and/or Gerry Wang Family Enterprises Limited (an entity controlled by Gerry Wang), both of which are accredited investors, an aggregate of 196,547 shares of our Class A common stock in satisfaction of certain transaction fees and other compensation payments. Each issuance qualified for an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 28, 2017, we granted to David Sokol, an accredited investor, 1,000,000 fully-vested shares of our Class A common stock in connection with his appointment and service as chairman of our board of directors.  The issuance qualified for an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On August 2, 2017, Mr. Sokol purchased from us 1,000,000 shares of our Class A common stock for an aggregate purchase price of $6,000,000, or $6.00 per share.  The issuance qualified for an exemption from registration pursuant to Section 4(a) (2) of the Securities Act of 1933, as amended.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

Exhibit Number	Description

10.1

Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol (incorporated herein by reference to Exhibit 10.1 to Seaspan Corporation’s Report on Form 6-K furnished to the SEC on August 23, 2017).

101	The following financial information from Seaspan Corporation’s Report on Form 6-K for the quarter ended September 30, 2017, formatted in Extensible Business Reporting Language (XBRL):
(a) Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2017 and December 31, 2016;
(b) Interim Consolidated Statements of Operations (Unaudited) for the Three and Nine Months ended September 30, 2017 and 2016;
(c) Interim Consolidated Statements of Comprehensive Income (Loss) (Unaudited) for the Three and Nine Months ended September 30, 2017 and 2016;
(d) Interim Consolidated Statements of Shareholders’ Equity (Unaudited) for the Nine Months ended September 30, 2017 and the Year ended December 31, 2016;
(e) Interim Consolidated Statements of Cash Flows (Unaudited) for the Three and Nine Months ended September 30, 2017 and 2016; and
(f) Notes to the Interim Consolidated Financial Statements (Unaudited).